Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated November 6, 2013

Fantex, Inc.

Beginning on October 31, 2013, several media publications were released by each of The New York Times, Forbes, Fortune, ESPN and the New York Post (collectively, the “Articles”). Each of the Articles, reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles reference the Offering and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The article attached as Annex A was originally published online by The New York Times on October 31, 2013 and appeared in the print edition on November 1, 2013 (the “NY Times Article”); the article attached as Annex B was originally published online by Forbes on October 31, 2013 (the “Forbes Article”); the article attached as Annex C was originally published online by Fortune on October 31, 2013 (the “Fortune Article”); the article attached as Annex D was originally published online by ESPN on October 31, 2013 (the “ESPN Article”) and the article attached as Annex E was originally published online by the New York Post on October 31, 2013 and appeared in the print edition on November 1, 2013 (the “NY Post Article”).

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Articles represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

NY Times Article

•                  The NY Times Article states that, “Fantex, the company that introduced the first initial public offering for an athlete,” that “Fantex also plans to start a trading market that allows small investors to buy and sell interests in the athletes,” and refers to “a Foster I.P.O.” and “[a]n I.P.O. for Mr. Davis.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The NY Times Article states, “Fantex plans to buy 10 percent of Mr. Davis’s future earnings for $4 million.” The Company has entered into a brand contract with Vernon Davis and his affiliated company, The Duke Marketing LLC.  Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the brand contract, of Vernon Davis, contingent upon the Company obtaining financing to pay the purchase price to Vernon Davis.

•                  The NY Times Article states, “These shares will be able to be traded only on the Fantex exchange, which it plans to set up in the coming weeks.” Fantex Brokerage Services, LLC (“FBS”), is an affiliate of the Company and a registered alternative trading system. Potential investors can currently open and fund an account with FBS, but cannot place orders, or reservations, for the Offering of Fantex Series Arian Foster tracking stock. Trading for Fantex Series Arian Foster has not yet begun. Please see the section of the Registration Statement entitled “Underwriting (Conflicts of Interest)” for a full description of the Offering process.

•                  The NY Times Article states, “Cornell French, the co-founder chief executive of Fantex, said the company hoped to begin to take reservations for the Foster deal next week.” The Company has not determined when the reservation period will begin.

•                  The NY Times Article states, “Mr. French said he was not concerned about Mr. Foster’s injury or his spotty performance this season.” The Company notes that no such statement was made by Mr. French and was misattributed to him.  The Company clarifies that any similar statements by Mr. French were noting that Mr. Foster’s injury has no bearing on the Company’s plan to invest in and help build Mr. Foster’s brand. Mr. French does not intend to imply that injuries would not impact necessarily the value of the Mr. Foster’s brand or the value of the tracking stock. The value of the tracking stock could depend upon many factors, including injury to Mr. Foster and such other factors discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

Forbes Article

•                  The Forbes Article is headlined “Athlete Stock Company Signs 49ers Vernon Davis, But Buyer Beware,” and describes the Company as “an athlete stock corporation,” and “an athlete stock trading platform.” The Company is a brand building company, which purchases a minority interest in an athlete brand and works to increase the value of this brand. In order to fund the purchase, the Company develops a tracking stock that is intended to track and reflect the separate economic performance of the brand. Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. FBS is an affiliate of the Company and a registered alternative trading system.

•                  The Forbes Article states, “Foster is set to receive $10 million in exchange for Fantex’s receipt of a right to 20% of the running back’s future on-and-off field income.” Upon the consummation of the Offering, the Company would pay to Arian Foster $10 million in exchange for a 20% interest in his brand income, as defined under the brand contract.

•                  The Forbes Article states, “Reservations for those interested in purchasing Fantex Series Arian Foster Convertible Tracking Stock…will be opening next week.” The Company has not determined when the reservation period will begin.

•                  The Forbes Article states, “the reason Fantex, Inc. exists is because the Fantex Series Arian Foster Convertible Tracking Stock, a future Vernon Davis-related stock and any other athlete-based … do not meet the requirements of national exchanges.” The Company is a brand building company, which purchases a minority interest in an athlete brand and works to increase the value of this brand.  FBS is an affiliate of the Company and a registered alternative trading system. Potential investors can currently open and fund an account with FBS, but cannot place orders, or reservations, for the Offering of Fantex Series Arian Foster tracking stock.

Fortune Article

•                  The Fortune Article is titled “What if athletes become stocks,” states that “Fantex plans to launch an exchange on which investors can buy and trade shares of their favorite athletes,” that potential investors will have “the ability to invest [their] money in an individual football player,” that “investors behind Fantex Holdings… seek to offer up shares in pro athletes as equities for trading,” that “Fantex announced earlier this month that its debut ‘stock’ would be Arian Foster,” that future sports fans might be “rooting for [an athlete] only because they’ve invested in him,” that “fans find it appealing to ‘own’ a piece of their favorite player” and refers to “the Foster IPO,” “Arian Foster’s IPO” and a “player’s stock.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The Fortune Article states, “the investors behind Fantex Holdings, a new platform that seeks to offer up shares in pro athletes as equities for trading, think it’s simply a natural progression from fantasy football.”  The Company does not agree with this characterization. The Fantex Series Arian Foster tracking stock is a security being offered pursuant to a registration statement on Form S-1 filed with the Securities and Exchange Commission and under separate state securities laws. A share of Fantex Series Arian Foster represents an ownership interest in the Company and the tracking stock is intended to track and reflect the separate economic performance of a brand contract between Mr. Foster and the Company.

•                  The Fortune Article states that “[the Company] will get 20% of [Arian Foster’s] future earnings,” and “10% of [Vernon Davis’s] future earnings.” Under the terms of the Brand Contract, the company would acquire for $10 million, a 20% interest in the brand income of Arian Foster, as defined in the Brand Contract contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Arian Foster.  The Company has also entered into a brand contract with Vernon Davis and his affiliated company, The Duke Marketing LLC.  Under the terms of that contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the brand contract, of Vernon Davis, contingent upon the Company obtaining financing to pay the purchase price to Vernon Davis.

•                  The Fortune Article states that, “Fantex will begin taking reservations for [Arian Foster’s] IPO next week.” The Company has not determined when the reservation period will begin.

•                  The Fortune Article states that, “Fantex’s S-1 notes that if a player is injured, Fantex can convert your stock to another player’s.” The Company’s board of directors may convert the shares of Fantex Series Arian Foster into platform common stock at any time as discussed in greater detail in the sections of the Registration Statement entitled, “Management and Attribution Policies” and “Description of Capital Stock.”

•                  The Fortune Article states, “Your player might excel in Sunday’s game, but if he’s arrested Tuesday for a DUI, your investment will suffer.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement. There is no guarantee that the tracking stock will change in value based on Mr. Foster’s on-field performance or off-field actions.

•                  The Fortune Article states, “[Arian Foster] had $1.75 million in endorsement income in 2012.” In the year ended December 31, 2012, excluding his NFL player contract, Mr. Foster received approximately $482,000 from contracts subject to the Brand Contract.

•                  The Fortune Article states that, “Under Fantex’s rules, only deals that represent more than 10% of the athlete’s “brand income” would need to be disclosed.” The Company intends to disclose any material event or agreement that may impact the brand income.

ESPN Article

•                  The ESPN Article is headlined “Stock to be offered in Vernon Davis,” states that investors will be able to “specifically trade Davis’ stock depending on how his brand is performing” and that “Fantex Brokerage Services, a company that earlier this month announced its intention to sell shares of Arian Foster’s future earnings, will announce Thursday that it hopes to do the same with San Francisco 49ers tight end Vernon Davis.”  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand. The Company has not filed a registration statement for the offering of any tracking stock linked to the economic performance of the Vernon David brand.

•                  The ESPN Article states, “French said Fantex will begin taking reservations next week on its interest in Foster, who was paid $10 million for a 20 percent stake in his future earnings.” To date, the Company has not paid any amounts to Mr. Foster. Upon the consummation of the Offering, the Company would pay to Mr. Foster $10 million in exchange for a 20% interest in his brand income, as defined under the Brand Contract.

NY Post Article

•                  The NY Post Article is headlined “2nd NFL star signs IPO deal,” states that, “[s]ports branding upstart Fantex Inc. has struck a second deal to sell shares in the financial future of an NFL star,” that “Fantex, which last month said it would sell shares of Arian Foster, on Thursday said it would do the same with San Francisco 49ers tight end Vernon Davis,” and refers to “shares in Foster, Davis and future clients.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand. The Company has not filed a registration statement for the offering of any tracking stock linked to the economic performance of the Vernon David brand.

•                  The article states, “CEO and founder Buck French bills Fantex as a company offering average folks an opportunity to own a piece of a star athlete.” The Company notes that no such statement was made by Mr. French and was misattributed to him. Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is currently offering one tracking stock, Fantex Series Arian Foster, that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The article states, “[s]hares [of Fantex Series Arian Foster] will be sold later in November.” The Company seeks to clarify that shares of Fantex Series Arian Foster may only be sold, if at all, following the notice of effectiveness from the SEC declaring the Registration Statement effective. Please see the section of the Registration Statement entitled “Underwriting (Conflicts of Interest)” for a full description of the Offering process.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s expectations regarding the commencement or completion of the offering, future ABI under its brand contract with Arian Foster, including longevity of his career, the Company’s ability to build a portfolio of brands, the ability to contribute to Arian Foster’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, net income, expectations for the use of the net proceeds from the Offering, financial condition, conversion of the Fantex Arian Foster tracking stock to platform common stock, plans, capital structure, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “continue,” “may,” “might,” “will,” “should,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties, which include without limitation, those discussed under the section entitled “Risk Factors” in the Registration Statement. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this Offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. This free writing prospectus does not constitute an offer of any securities for sale relating to the Vernon Davis brand.

Annex A

Text of the Article dated October 31, 2013 Published by The New York Times

October 31, 2013, 1:06 PM

A Second N.F.L. Player Signs Public Offering Deal
By Peter Lattman

Fantex, the company that introduced the first initial public offering for an athlete, has signed its second client.

The company said Thursday that it had reached a deal with Vernon Davis, the star tight end of the San Francisco 49ers. An I.P.O. for Mr. Davis would join Fantex’s first planned offering, a stock deal linked to Arian Foster, the Pro Bowl running back for the Houston Texans.

Fantex plans to buy 10 percent of Mr. Davis’s future earnings for $4 million. It hopes to pay for that by selling investors shares in a tracking stock that is linked to his economic performance, which includes the value of playing contracts, corporate endorsements and appearance fees.

Since it was announced two weeks ago, the start-up’s innovation has caused a stir on Wall Street and in the sports world. Market commentators have raised questions about the soundness of the deal for investors, citing its complex structure and many risks, including the chance that an injury could cut short a player’s career and earnings potential.

Fantex has a two-pronged business model. The company is primarily a sports marketing and management firm that signs professional athletes and takes a stake in their future earnings. It hopes to expand beyond football players and into other athletes and entertainers.

But Fantex also plans to start a trading market that allows small investors to buy and sell interests in the athletes. To finance its payments to the athletes for a stake in their brands, Fantex has created stock intended to track their economic performance.

The business proposition appears to be a good one for the athletes. A deal with Fantex allows them to receive a large payment upfront in exchange for a certain percentage of their future earnings, acting as a hedge against an injury or other hiccups in their careers.

Yet the proposed stock offerings have generated controversy. Investors will receive shares of securities called “Fantex Series Arian Foster Convertible Tracking Stock” and “Fantex Series Vernon Davis Convertible Tracking Stock.” These shares will be able to be traded only on the Fantex exchange, which it plans to set up in the coming weeks.

The tracking stocks will theoretically benefit from the athletes’ future earnings. If Mr. Davis’s future earnings potential soars, so will his shares, the thinking goes. But investors have no actual interest in the earnings stream, just a virtual one. There is also no guarantee of a dividend. Stocks tied to the players can be dissolved at any time and converted into shares of the Fantex management company.

“It’s a smart deal for the players but when you look at the fine print, there are a lot risks on the investment side,” said Ronald J. Heller, a former tight end for the 49ers in the 1980s who now runs Peritus Asset Management in California.

“That said, N.F.L. fans are a passionate bunch and there are probably a lot of 49ers and Houston fans that will want to play along,” Mr. Heller said.

Both the Davis and Foster deals are still in their nascent stages.

Investors can register with Fantex on its website, but the company is not yet accepting orders for the I.P.O.’s. Cornell French, the co-founder chief executive of Fantex, said the company hoped to begin to take reservations for the Foster deal next week.

The company intends to raise money in a Foster I.P.O. that would go toward paying Mr. Foster $10 million for a 20 percent interest in his future earnings. Fantex has not yet made a securities filing for the Davis deal, suggesting it is still several weeks away.

A-1

Mr. French, who is known as Buck, said the Fantex proposition had been well received since its debut two weeks ago. “We will continue to be out in the marketplace signing athletes’ brands and executing our business plan,” he said.

The company was formed by a collection of executives across Silicon Valley, Wall Street and the sports worlds. Mr. French is a longtime technology entrepreneur and another co-founder, David M. Beirne, was a partner at the venture firm Benchmark Capital.

Fantex has had a number of early setbacks. The company had intended to open for business at the beginning of the N.F.L. season, but Wall Street regulators held up the company’s debut. Then, three days after it announced the Foster I.P.O. the Texans running back had a dismal outing, carrying the ball just four times for 11 yards before leaving the game in the first half with a pulled hamstring.

Mr. French said he was not concerned about Mr. Foster’s injury or his spotty performance this season.

“Injuries are a risk for any of the players in the N.F.L.,” Mr. French said. “We’ll continue to develop his brand off the field, and the Texans can handle what he does on the field.”

In Mr. Davis, Fantex has signed an eight-year veteran from the University of Maryland who has played for the 49ers his entire career.

Before the 2010 season, he received a five-year contract extension for $37 million, with $23 million guaranteed. Last season, he helped the 49ers advance to the Super Bowl, where they lost to the Baltimore Ravens.

Mr. Davis’s brother, Vontae Davis, is a cornerback for the Indianapolis Colts. Does Fantex have plans to sign him, too?

A Fantex spokesman declined to comment.

The following text appeared alongside the NY Times Article:

Vernon Davis, of the San Francisco 49ers, is the second player to sign up for a sale of stock based on his earning potential.

A-2

Annex B

Text of the Article dated October 31, 2013 Published by Forbes

Darren Heitner

10/31/2013 @ 1:29PM
Athlete Stock Company Signs 49ers Vernon Davis, But Buyer Beware

Houston Texans running back Arian Foster was the first and now San Francisco 49ers tight end Vernon Davis has joined as well. The two aforementioned NFL players (along with their respectively owned holding companies) have entered into brand contracts with an athlete stock corporation named Fantex, Inc. Foster is set to receive $10 million in exchange for Fantex’s receipt of a right to 20% of the running back’s future on-and-off field income. More recently Davis agreed to $4 million in return for a 10% interest in the tight end’s brand income (as defined in the brand contract). The fine print is important — the payments by Fantex to the athletes are contingent upon Fantex obtaining financing to pay said purchase prices.

Reservations for those interested in purchasing Fantex Series Arian Foster Convertible Tracking Stock (it is not actually stock in Arian Foster, but instead a security that is intended to track and reflect the separate economic performance of the brand contract that Fantex has entered into with Arian Foster) will be opening next week.  The Form S-1 registration statement has been filed (and now amended) with the U.S. Securities and Exchange Commission (SEC) and Fantex has applied for permission to trade its securities in all 50 U.S. states.

Is investing in Arian Foster’s and/or Vernon Davis’ future earning potential a savvy idea?  Generally investors are curious as to the “going concern” of the company and its ability to pay its current and future obligations whether through the capacity to raise additional capital or generate profit from its business activities.

It is first important to recognize that the reason Fantex, Inc. exists is because the Fantex Series Arian Foster Convertible Tracking Stock, a future Vernon Davis-related stock and any other athlete-based stock (Fantex is actively pursuing other athletes in a variety of sports) do not meet the requirements of national exchanges.  Thus, Fantex created its marketplace — one that it believes will be very attractive to sports fans.

Fantex CEO Buck French acknowledged the risks in a conversation with FORBES.  “Liquidity is a risk associated with a security, but we are creating an exchange that we hope that people will come to and trade on,” said French.  “If you look at the Arian Foster prospectus, there are risks associated, but we think that the discount rates that we applied to his potential future cash flow streams make it an easy investment to understand.  The competitive advantage is that if you’re interested in investing in the brands of professional athletes, there is really no other place that I know of that you can actually do that.”

The discounted rates that French alluded to are likely to be criticized by many who recognize the short NFL life-span of running backs, Foster’s injury history (including his recent struggles with staying healthy) and the decline of wealth accumulated by professional athletes as they age.  There is another important question to be asked — who controls the Arian Foster brand and determines what opportunities are best for him?

“We absolutely will provide advice and perspective on who we believe are endorsements or partners that align with the [athlete’s] brand,” explained French.  “It’s advice that he does not have to take.  He is in charge of his own brand . . . we are just at the table.  Arian is represented by William Morris Endeavor; they will decide what they want to do and whether they want to take our advice or not.  The ultimate decision rests with the athlete.”

The explanation provided by French makes legal sense, but how will potential investors react to that revelation?  Will individuals (even if they are hardcore sports fans) feel comfortable with investing their money in a tracking stock when neither they nor the operators of the stock have any real power to influence the direction of the brand?

Finally, what about the viability of Fantex, the company overseeing the entire process that has captured the attention of the entire sporting world?  French used Foster’s contemplated offering as an example to demonstrate how he plans to survive and reap profits for Fantex.  “If and when we successfully raise the capital to close and the SEC declares the S-1 effective, then from February 28 of this past year on a going-forward basis, Arian [Foster] owes us 20% of his brand income as he derives it based on the definition within the contract,” said French.  “95% of that brand income gets attributed to the tracking stock.  5% of the brand income goes to Fantex Platform Common Stock.  Ultimately that’s how Fantex, Inc. generates its income.”

Are you ready to pony up the cash?

The following text appears alongside the Forbes Article:

San Francisco 49ers tight end Vernon Davis has become the second player to sign a contract with athlete stock trading platform Fantex.

B-1

Annex C

Text of the Article dated October 31, 2013 Published by Fortune

What happens if athletes become stocks?
October 31, 2013: 2:31 PM ET

By Daniel Roberts

Fantex plans to launch an exchange on which investors can buy and trade shares of their favorite athletes. Whether it will succeed is a big question.

FORTUNE — At first glance, the ability to invest your money in an individual football player, much like betting on a horse, might seem like the kind of thing that would ruin the sanctity of American team sports. After all, betting on baseball is what got Pete Rose banned for life. And the traditional notion of fandom involves rooting for your team, rather than one individual because you have money riding on him.

But the investors behind Fantex Holdings, a new platform that seeks to offer up shares in pro athletes as equities for trading, think it’s simply a natural progression from fantasy football, an industry that had more than $1 billion in revenue in 2012. (And experts say there’s nothing illegal about the idea.)

Under Fantex’s plans — detailed in an S-1 prospectus filed with the SEC on October 17, the company would issue “tracking stocks” for each athlete in its stable; each stock would launch via its own initial public offering. Investors buy shares on a closed exchange only at fantex.com with each worth a stake in the athlete’s gross “brand income” in perpetuity — that includes team contracts, money from endorsements during and after the pro career, coaching revenue — anything related to his or her brand as an athlete.

Fantex announced earlier this month that its debut “stock” would be Arian Foster, the Houston Texans running back. Much of the initial press doubted any other athlete would be convinced to follow. But today came news that a second football player has signed on: Vernon Davis, the San Francisco 49ers tight end. The Foster IPO will offer 1.06 million shares at $10 per share. If it is successful, Foster will get $10 million from Fantex, which in turn will get 20% of his future earnings. (The shares that investors get will “track” the fortunes of Foster and fluctuate along with the value of his brand; Fantex says shareholders will get dividends but cautions in its risk summary that shareholders do not actually own any part of his brand.) Davis, meanwhile, took a smaller deal: He’ll get $4 million from Fantex in exchange for 10% of his future earnings. Foster goes public first; Fantex will begin taking reservations for his IPO next week. (It has not yet filed an S-1 for Davis.) If demand for the Foster IPO isn’t high enough to sell all of the 1.06 million opening shares, the IPO will fizzle, since Fantex plans to use the IPO to finance its fee to Foster.

The strangest thing about Fantex may be that, according to the S-1, “the brand contract is intended to be effective in perpetuity.” That means if you invest in Arian Foster, hypothetically, you have him until his death. But Fantex’s ambitions are even grander. CEO Buck French, a Harvard Business School grad who sold his software company OnLink for $600 million in 2000,thinks it could last beyond the grave. Take Peyton Manning. “His brand will continue to generate income well past his life, in my opinion,” says French. “Now, how long past, who knows. But he’s up there from an iconic standpoint.”

If Fantex is successful, it’s tempting — and perhaps for some depressing — to imagine football games watched by suited Wall Street types waving bills around like they’re at the stock exchange, rooting for Tom Brady only because they’ve invested in him. But the people who might take interest in Fantex are more likely to be fans of the players listed. Making a Fantex investment will be more like buying a stake in the publicly owned Green Bay Packers was in 2011 — more like a souvenir.

A risky investment

Don’t expect people to pour their life savings into an Arian Foster IPO; many experts say the risks of investing on Fantex could outweigh the rewards. And what are the risks? For one thing, a player could get injured, and just like in fantasy football, you’d be out of luck — except this time it’s real money you’d be losing. “I find that to be the riskiest part of all of this,” says Stephen Wendell, cofounder and COO of fantasy platform Reality Sports Online. “And it’s not at all unlikely that [Foster] will get hurt.” Indeed, he already got hurt. Three days after Fantex announced its launch, Foster left an Oct. 20 game against the Kansas City Chiefs with a hamstring injury. The Texans next play on Sunday; Foster currently isn’t practicing.

Fantex’s S-1 notes that if a player is injured, Fantex can convert your stock to another player’s, but there is no guarantee it will be worth anything. In fact, Fantex will have a lot more power than an average fan and uneducated investor might realize. By investing in the Arian Foster IPO you’d really be buying shares in Fantex, which will pass Foster his $10 million cut if and when the IPO succeeds, and hypothetically, return dividends to you based on market demand. The securities can only be bought and traded on fantex.com, not through E*Trade or anywhere else. And, as outlined in the S-1, “Our board of directors may convert the shares of Fantex Series Arian Foster into platform common stock at any time.”

Fantex will dictate the rules of this game. And it is being transparent, as SEC rules require, about the risks involved. On its website, click “View Risks” and you’ll see a laundry list, such as, “Fantex, Inc. has incurred significant losses since its inception and anticipates that it will continue to incur losses in the future.” It starts to feel like Fantex is an elaborate PR stunt for Arian Foster’s personal brand — which, if it fails, is what this indeed will have been.

Injury isn’t the only event that could send a player’s stock sinking. Since the Fantex “stock” is meant to cover a player’s entire brand and extend off the field, a personal scandal would have the same deleterious effect. Your player might excel in Sunday’s game, but if he’s arrested Tuesday for a DUI, your investment will suffer.

None of those risks may matter at all to the type of people who will want to invest in Foster. At only $10 a share, what’s to stop a diehard Texans fan from buying 100 shares, just for fun? If he gets injured or plays poorly, a real fan would care more about what that means for the team, not for his personal investment.

Besides, French doesn’t see athletic performance as the core of this venture anyway. He positions Fantex as a brand-building vehicle for after an athlete retires. “By definition when an athlete is no longer an athlete, their brand diminishes or dies,” he says. “Our whole premise is ... we actually look to help build the attributes beyond just being an athlete. Arian Foster has those brand attributes.”

Surprising stars

Does he? Foster is no household name. He had $1.75 million in endorsement income in 2012 — high for the NFL, where it’s rare for a non-quarterback to rack up deals, but low for high-earning athletes in other sports — landing him at No. 39 on Sports Illustrated’s Fortunate 50 list last year. (Vernon Davis has never made the list.) Howard Wasserman, law professor at Florida International University, says, “Foster is one of the best on the field, but he’s not an internationally marketable star — he’s not LeBron James or Peyton Manning.”

Wendell, of Reality Sports Online, concurs. “I would have launched this with a player like Andrew Luck,” he says. “He’s a quarterback so he has more years left.” Foster isn’t even the best running back in the league this season, at least going by fantasy value. Most would say that’s Jamaal Charles of the Chiefs, who has 635 rushing yards to Foster’s 542 and is averaging a touchdown each game. Davis, meanwhile, is even less of a star. With 518 receiving yards, he has been huge for the Niners on the field but has struggled off of it: Just this month he lost an endorsement deal with Vita Coco after tweeting positively about the drink BodyArmor; his other deals are minor.

Selling yourself short — literally

Dave Hollander, sports management professor at New York University, sees another potential issue, though unlikely, with athletes listed on Fantex. Might a player short his own stock? “Any time a player can manipulate results to lead to his own enrichment, that’s a problem,” he says. Indeed, sports events have been thrown in the past. Just this week, an anonymous NBA GM told ESPN that his team will tank the season on purpose so as to have good prospects in the next NBA Draft. What if a player and an investor conspire to sell shares at a high value just before he blows a game, killing the stock? French says the Fantex platform protects against that with strict rules: No one can own more than 1% of any athlete stock, and no one can sell the stocks short. “It’s about creating a fair marketplace,” he says.

Corporate sponsors

Perhaps the biggest hurdle Fantex faces is that to participate in the exchange, athletes need to disclose the full revenue from some of their endorsement deals, which is unlikely to sit well with corporate giants. “To me the real issue will be what the companies think about it, more than the leagues or the players’ associations,” says Michael McCann, sports law professor at the University of New Hampshire.

Under Fantex’s rules, only deals that represent more than 10% of the athlete’s “brand income” would need to be disclosed. Very few athletes have deals of that size, but some do: Rory McIlroy’s estimated $100 million Nike contract — since his winnings from golf fluctuate year to year — would be one example. Chicago Bulls player Derrick Rose has an Adidas contract thought to bring him some $10 million per year, out of a total $33.4 million in overall combined earnings. If Rose did want to join up with Fantex, it’s hard to imagine Adidas giving the green light to make the value of his endorsement public.

French says in response that Fantex is not working with either of those athletes, but in such an instance, the athlete would need to ask for a release from the sponsor’s confidentiality clause — and if not, that deal would simply be excluded from their income before taking the security public. All future deals a star makes after signing with Fantex would need to be disclosed.

That’s a pretty restrictive rule — and one an athlete would be very hesitant to abide by, lest it put future endorsement deals in jeopardy. So what kind of athlete would want to sign on? Those with only minor endorsement deals could use the $10 million windfall, but ironically, those players aren’t likely big enough to get enough investor interest. The stars who are huge enough — the Lebrons or Kobes — don’t need another $10 million so badly that they would give a company like Fantex any percentage of their future earnings.

More sentimental critics might say that something like Fantex simply turns the football field into a stock market, encouraging people to cheer on one guy over a whole team. But that way of watching football — or any sport — has already long-since been ruined, helped in part by fantasy football, which lionizes individual stars. “I think today there are fewer fans of teams than there were at one point,” says Reality Sports Online president Matt Papson. “A lot of people are as concerned, or more, with the success of their fantasy team as they are with the team they root for. So [Fantex] seems like another step in that process, letting people invest in individual players.”

Despite the many risks, if enough fans find it appealing to “own” a piece of their favorite player, Fantex could succeed with its Foster IPO, though tight end Davis is even less of a sure bet. (Its big-picture vision, which is to expand into entertainment and Hollywood, offering similar stocks for non-athlete celebrities, is more of a stretch.) If it does work, you can practically imagine a real-time ticker on the bottom of ESPN, with beer-swilling fans calling brokers from the sports bar telling them to sell. “The Nasdaq was up today, and meanwhile, on Fantex, shares of Eli Manning took a big hit ... ”

Annex D

Text of the Article dated October 31, 2013 Published by ESPN

Stock to be offered in Vernon Davis
By Darren Rovell
October 31, 2013, 2:53 PM ET

Fantex Brokerage Services, a company that earlier this month announced its intention to sell shares of Arian Foster’s future earnings, will announce Thursday that it hopes to do the same with San Francisco 49ers tight end Vernon Davis. Fantex Inc. expects in the next four to six weeks to have a $10.5 million initial public offering of NFL star running back Arian Foster — which would represent about 20 percent of a holding company that owns the rights to the player’s income stream.

Fantex CEO Buck French told ESPN.com that the company will now have the rights to 10 percent of Davis’ earnings, including his playing contract, endorsements and post career interests, after paying him $4 million up front as long as they can finance the deal.

The company says it will create a tracking stock that will enable fans to buy a piece of Fantex but specifically trade Davis’ stock depending on how his brand is performing.

Davis signed a five-year deal with the 49ers in 2010 that gave him $23 million guaranteed. He is making $6 million in base salary this season. It may be a steep price for some athletes, but for some like Foster, this may be the best thing next to having your own personal marketing firm.

The NFL veteran, who is in his eighth season in the league, is on pace to have a career year. He already has seven touchdowns and 518 yards receiving.

It hasn’t been smooth sailing off the field for Davis, however. Earlier this month he lost an endorsement deal he had just signed after tweeting about a rival company. Davis re-signed for a second year to be a spokesman for coconut water brand Vita Coco, but the company dropped him after he tweeted about rival drink BodyArmor.

Davis has other endorsements with Force Factor sports supplements and beef jerky brand Krave.

French said Fantex will begin taking reservations next week on its interest in Foster, who was paid $10 million for a 20 percent stake in his future earnings. After an investor road show, and approval by the Securities and Exchange Commission, French said he hopes shares in Foster will be traded by late November.

Foster hasn’t practiced since injuring his hamstring in a game against the Chiefs on Oct. 20.

The following text appears alongside the ESPN Article:

Fantex Brokerage Services will now have the rights to 10 percent of Vernon Davis’ earnings after paying him $4 million up front for the right to sell stock in the tight end’s name if they can finance the deal.

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Annex E

Text of the Article dated October 31, 2013 Published by the New York Post

2nd NFL star signs IPO deal
By Mark DeCambre

Oct. 31, 2013 | 11:30 PM

Going for two!

Sports branding upstart Fantex Inc. has struck a second deal to sell shares in the financial future of an NFL star.

Fantex, which last month said it would sell shares of Arian Foster, on Thursday said it would do the same with San Francisco 49ers tight end Vernon Davis.

Under the Fantex deal, Davis, 29, would relinquish 10 percent of his future brand income for life.

Fantex put the value at $4 million.

CEO and founder Buck French bills Fantex as a company offering average folks an opportunity to own a piece of a star athlete.

Details of the Foster deal will be released on Monday, the company said. Shares will be sold later in November.

The shares in Foster, Davis and future clients wouldn’t be listed on any public exchange but would, instead, be available only through Fantex’s broker-dealer, Fantex Brokerage Securities.

For the athletes, the allure of an IPO is that they get to pocket much of the investment cash up front.

The following text appears alongside the NY Post Article:

People will soon be able to own a piece of San Francisco 49ers tight end Vernon Davis

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